June 17, 2015

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	HCI Group, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 10, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed May 1, 2015

File No. 001-34126

Dear Mr. Rosenberg:

We are writing in response to your letter dated June 5, 2015. For convenience in reviewing our responses, we have reprinted in bold your comment prior to our response.

Form 10-K for the Year Ended December 31, 2014

Risk Factors

1.	We note that substantially all of your revenues to date are derived from your “take-out” program relating to policies assumed from Citizens and HomeWise. Please provide a risk factor discussing the risks relating to your substantial dependence on these policy assumptions, including any restrictions relating to changes in premiums and the availability of future “take-outs.”

We propose to add to future Form 10-K filings the following risk factor related to our historical dependence on policy assumptions:

Our historical revenue growth was derived primarily through policy assumptions from Citizens and the acquisition of policies from HomeWise. We cannot guarantee that future policy assumptions and acquisitions will be available to the extent they have in the past. Substantially all of our historical revenue has been generated from policies assumed from Citizens, our acquisition of policies from HomeWise and subsequent renewals of these policies. Our ability to grow our premium base may depend upon the availability of future policy assumptions from Citizens or other acquisitions upon acceptable terms. We cannot assure that such opportunities will arise. Our past assumptions have contained provisions requiring us to offer renewals to all policyholders for three years from the date of first renewal. Premium rates may change but are limited to rates approved by state regulatory authorities applicable to our entire portfolio of policies.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013

Revenue

Gross Premiums Earned, page 32

2.	Please provide us proposed disclosure to be provided in future periodic reports that indicates the types and number of policies assumed in each of your assumptions for each period presented and any other information you feel will give a better understanding relating to the increase in revenues from period to period as your current disclosure is vague.

We will update our disclosure in future periodic reports to indicate the types and number of policies assumed in each period. The proposed disclosures which follow are based on the Management’s Discussion included in our Form 10-K for the year ended December 31, 2014, with proposed revisions underlined:

Gross Premiums Earned for the years ended December 31, 2014 and 2013 were $365,488 and $337,113, respectively. The increase in 2014 was primarily attributable to revenue from the Citizens assumptions completed in November 2013 and December 2014. We assumed approximately 34,000 homeowners multiple peril policies in November 2013. Our December 2014 assumption included approximately 6,000 homeowners multiple peril policies and approximately 30,000 homeowners wind-only policies. During 2014, gross premiums earned included approximately $28,638 and $5,286 from the November 2013 and December 2014 assumptions, respectively.

Critical Accounting Policies and Estimates

Description of Ultimate Loss Estimations Methods, page 43

3.	As noted in your risk factor on page 11, the fact that your business is concentrated in the state of Florida subjects you to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and tornados. However, you indicate on page 43 that you use industry data found in current A.M. Best’s Aggregates and Averages – Property/Casualty – United States & Canada in your loss estimation methods and assume that your loss development patterns will be reasonably consistent with industry averages. In this regard, please explain to us why using national (U.S. and Canada) aggregates and averages in the Property/Casualty Industry is appropriate to assist in the projection of your ultimate losses.

4.	You also indicate that you have limited loss experience thus selected loss development factors based on the industry data noted above in our previous comment. Please tell us why the loss experience you have generated since inception is not sufficient enough to assist in the projection of your ultimate losses. We noted your disclosure that a substantial portion of your losses and loss adjustment expenses are fully settled and paid within 90 days of the claim receipt date.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

With respect to your comments related to our Critical Accounting Policies and Estimates, we relied exclusively on industry data for development patterns underlying our analysis until year-end 2009, in particular data found in A.M. Best’s Aggregates and Averages – Property/Casualty – United States & Canada, to develop loss development factors. Our use of such data was due to our limited loss experience and a lack of reliable data specific to the Florida insurance market. We have since relied on data that is more heavily weighted to the Company’s own development factors with the industry data used more as a reference point for comparison rather than a key factor. Thus, we propose to update that portion of our disclosure shown below in future filings (changes tracked):

Description of Ultimate Loss Estimation Methods. The reported loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity. ~~Because of our limited loss experience~~ In order to derive loss development patterns that are predictive for our business, we compile and review loss development triangles of our experience on an accident quarter basis, and select loss development factors based on indications from this analysis of our data. We also consider industry data found in current A.M. Best’s Aggregates and Averages – Property/Casualty – United States & Canada as a reasonability measure for these selected development patterns. ~~We assume that our loss development patterns will be reasonably consistent with industry averages, and use the selected factors to assist in the projection of the ultimate losses.~~

Notes to Consolidated Financial Statements

Note 19. Regulatory Requirements and Restrictions, page 99

5.	Please provide us proposed disclosure to be included in future filings to address the following:

We propose to update our disclosure in future Form 10-K filings as indicated for each case below:

•	Although you disclose on page 101 that your insurance subsidiaries currently exceed the minimum risk-based capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in your proposed disclosure.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

In future filings, we will update the paragraph on page 101 to read (changes are underlined):

HCPCI and HCA are subject to risk-based capital (“RBC”) requirements as specified by the NAIC. Under those requirements, the amount of minimum capital and surplus maintained by a property and casualty insurance company is to be determined based on the various risks related to it. Pursuant to the RBC requirements, insurers having less statutory capital than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. At December 31, 2014, 2013 and 2012, the Company’s insurance subsidiaries individually exceeded any applicable minimum risk-based capital requirements and no corrective actions have been required. As of December 31, 2014, the combined statutory capital and surplus, minimum RBC requirement, and minimum capital and surplus of the Company’s U.S. insurance subsidiaries were approximately $169,926, $98,729, and $25,257, respectively.

•	Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2014 or otherwise disclose how you current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

We will add the following to our disclosure in future Form 10-K filings:

As of December 31, 2014 and 2013, restricted net assets represented by the Company’s insurance subsidiaries amounted to $115,139 and $108,841, respectively.

•	Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by HCI to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

We propose the following changes to the first paragraph under Note 19, which will be included in future Form 10-K filings (changes underlined):

The Company has no restrictions on the payment of dividends to its shareholders except those restrictions imposed by insurance statutes and regulations applicable to the Company’s insurance subsidiaries. As of December 2014, without prior regulatory approval, $47,297 of the Company’s consolidated retained earnings is free from restrictions and available for the payment of dividends in 2015. The following briefly describes certain related and other requirements and restrictions regulated by the states or jurisdiction in which the Company’s insurance subsidiaries are incorporated.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

These disclosures have not been applicable to us. However, we propose to include the following content in future Form 10-K filings to clarify the disclosures are not applicable:

The Company’s U.S. insurance subsidiaries comply with statutory accounting practices prescribed by the NAIC. There are no state prescribed or permitted practices that have been adopted by our U.S. subsidiaries. In addition, one non-U.S. insurance subsidiary of the Company prepares and files financial statements in accordance with the prescribed regulatory accounting practices of its respective local jurisdiction.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Part III

Policies for Approval or Ratification of Transactions with Related Person

6.	We refer to your definitive proxy statement incorporated by reference to your Form 10-K. You disclose that your policy for approval or ratification of transactions with related persons is set forth in your Corporate Governance Guidelines. However, we note that the guidelines on your corporate website do not appear to be consistent with your disclosure. Specifically, you state in the proxy that your policy applies to “related persons,” whereas your guidelines apply only to transactions involving directors. Please advise and, if applicable, provide us with draft disclosure for Item 13 for your next Annual Report on Form 10-K revising the discussion of your policy for approval or ratification of transactions with related persons.

We propose to reference our Code of Conduct in addition to our Corporate Governance Guidelines in our next definitive proxy statement and to continue the disclosure for Item 13 in our next Annual Report on Form 10-K having made this change to the proxy. Our Code of Conduct contains the following statement in the first paragraph on page 4: “All related party transactions between the Company and one or more of its officers, directors or major shareholders or any immediate family member of such persons must be disclosed to Board of Directors for approval or disapproval by disinterested directors.” Our updated disclosure to be included in future proxies would read as follows (changes tracked):

Policies for Approval or Ratification of Transactions with Related Persons

Our policy for approval or ratification of transactions with related persons is for those transactions to be reviewed and approved by a majority of disinterested directors. That policy is set forth in both our Code of Conduct (See Code of Ethics) and our Corporate Governance Guidelines. The policy provides no standards for approval. Directors apply their own individual judgment and discretion in deciding such matters.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Form 10-Q for the quarterly period ended March 31, 2015

Results of Operations

Comparison of the Three Months ended March 31, 2015 to the Three Months ended March 31, 2014

Revenues, page 30

7.	Your gross premiums earned increased approximately $16 million or 17% from the year ended December 31, 2014 however your premiums ceded decreased by 4%. Please explain to us the reason for the decrease in premiums ceded and if this is a future trend in the way you are managing your risk.

As noted, our premiums ceded for the three months ended March 31, 2015 decreased approximately 4% as a percentage of gross premiums earned when compared to the three months ended March 31, 2014. This percentage decrease is primarily due to the timing and the size of our most recent assumption transaction with Citizens. This assumption was completed in December 2014 and accounted for $24.7 million of gross premiums earned during the quarter ended March 31, 2015. The majority of the policies assumed in December 2014 were policies for which we provide wind coverage only. Because this assumption transaction was completed outside of hurricane season, the Company elected not to buy additional catastrophe reinsurance until June 1, 2015, which is when our reinsurance treaties become effective for the 2015/16 hurricane season. Thus, the slight year-over-year percentage decrease relates more to seasonality and should not be interpreted as a future trend in the way we manage risk.

We look forward to your response to our proposed changes to be reflected in our future filings with the Securities and Exchange Commission as outlined above. Further, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 813-405-3675 should you have questions or need additional information.

Sincerely,

HCI Group, Inc.

/s/ Richard R. Allen
Richard R. Allen
Chief Financial Officer